UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

February 14, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	5-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number (Japan):	8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Capital Adequacy Ratio as of December 31, 2010

Mizuho Financial Group, Inc. hereby announces Capital Adequacy Ratio as of December 31, 2010, based on “Consolidated Financial Statements for the Third Quarter of Fiscal 2010” disclosed on January 31, 2011, as shown in the appendix.

Please direct any inquiries to:

Mizuho Financial Group, Inc.         Corporate Communications 81-3-5224-2026

Appendix

Capital Adequacy Ratio

Mizuho Financial Group (BIS Standard)

	(%, Billions of yen)
	As of December 31, 2010		As of September 30, 2010
		Change from September 30, 2010
(1) Consolidated Capital Adequacy Ratio	15.57	0.17	15.40
Tier 1 Capital Ratio	11.96	0.18	11.78
(2) Tier 1 Capital	6,347.2	87.0	6,260.1
(3) Tier 2 Capital	2,227.0	(35.8)	2,262.9
(4) Deductions for Total Risk-based Capital	311.9	(30.4)	342.4
(5) Total Risk-based Capital (2)+(3)-(4)	8,262.3	81.6	8,180.7
(6) Risk-weighted Assets	53,040.6	(80.5)	53,121.1
(7) Total Required Capital (6)X8%	4,243.2	(6.4)	4,249.6

(Reference)
Prime Capital Ratio *	8.29	0.19	8.10

*	Prime Capital (Tier1 Capital(2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets(6)

Mizuho Bank (Domestic Standard)

	Consolidated			Non-consolidated
	As of December 31, 2010		As of September 30, 2010	As of December 31, 2010
		Change from September 30, 2010
(1) Capital Adequacy Ratio	13.11	0.10	13.01	13.20
Tier 1 Capital Ratio	8.48	0.08	8.40	8.61
(2) Tier 1 Capital	1,990.7	17.8	1,972.8	1,947.1
(3) Tier 2 Capital	1,170.1	(3.9)	1,174.0	1,169.6
(4) Deductions for Total Risk-based Capital	85.4	(5.0)	90.5	131.6
(5) Total Risk-based Capital (2)+(3)-(4)	3,075.3	18.9	3,056.4	2,985.1
(6) Risk-weighted Assets	23,447.8	(34.8)	23,482.6	22,603.6
(7) Total Required Capital (6)X8%	1,875.8	(2.7)	1,878.6	1,808.2

Mizuho Corporate Bank (BIS Standard)

(1) Capital Adequacy Ratio	17.45	0.30	17.15	19.14
Tier 1 Capital Ratio	14.62	0.24	14.38	14.39
(2) Tier 1 Capital	4,183.9	55.5	4,128.3	3,687.0
(3) Tier 2 Capital	932.2	5.3	926.9	1,258.5
(4) Deductions for Total Risk-based Capital	122.1	(11.9)	134.1	40.4
(5) Total Risk-based Capital (2)+(3)-(4)	4,993.9	72.8	4,921.1	4,905.1
(6) Risk-weighted Assets	28,603.3	(90.7)	28,694.0	25,616.8
(7) Total Required Capital (6)X8%	2,288.2	(7.2)	2,295.5	2,049.3

Mizuho Trust & Banking (BIS Standard)

(1) Capital Adequacy Ratio	16.86	(0.02)	16.88	17.07
Tier 1 Capital Ratio	11.74	0.53	11.21	11.89
(2) Tier 1 Capital	300.3	9.2	291.0	299.7
(3) Tier 2 Capital	139.0	(16.1)	155.2	138.5
(4) Deductions for Total Risk-based Capital	8.3	0.2	8.0	8.0
(5) Total Risk-based Capital (2)+(3)-(4)	431.0	(7.1)	438.2	430.1
(6) Risk-weighted Assets	2,556.7	(38.2)	2,594.9	2,519.4
(7) Total Required Capital (6)X8%	204.5	(3.0)	207.5	201.5

(Reference)
Mizuho Bank (BIS Standard)

(1) Capital Adequacy Ratio	12.95	0.04	12.91	13.02
Tier 1 Capital Ratio	8.35	0.03	8.32	8.45
(2) Tier 1 Capital	1,969.1	6.9	1,962.1	1,919.0
(3) Tier 2 Capital	1,170.1	(3.9)	1,174.0	1,169.6
(4) Deductions for Total Risk-based Capital	85.8	(4.9)	90.8	131.9
(5) Total Risk-based Capital (2)+(3)-(4)	3,053.4	7.9	3,045.4	2,956.6
(6) Risk-weighted Assets	23,575.7	(7.7)	23,583.4	22,704.1
(7) Total Required Capital (6)X8%	1,886.0	(0.6)	1,886.6	1,816.3